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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers its First New Praetor 600; The Industry-Leading Super-Midsize Business Jet

São José dos Campos, Brazil, June 28, 2019 – Embraer announced today the first delivery of its new Praetor 600 super-midsize business jet to an undisclosed European customer. The delivery ceremony was held at the company’s production facility in São José dos Campos, Brazil, where the first Praetor 600 rolled off the hybrid assembly line that also produces the Legacy 450 and Legacy 500. Assembly of the Praetor 600 will soon also occur at Embraer’s production facility in Melbourne, Florida, where the company has produced more than 360 Phenom and Legacy aircraft since 2011.

“We are thrilled to deliver the first Praetor 600 and we are confident that our customer will be fascinated with the most disruptive and technologically advanced super-midsize business jet to enter the market,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “The Praetor 600 is certain to create a new value experience for our customers and help them outperform in their business and personal endeavors.”

Announced at NBAA-BACE in October 2018, where it also made its debut, the Praetor 600 was certified in April 2019, just six months after its announcement, becoming the only super-midsize business jet to be certified since 2014.

“The Praetor 600 unleashes the full potential of its platform through industry-leading design, engineering and technology that was yet unseen in the medium cabin class,” said Daniel Moczydlower, Executive Vice President, Embraer Engineering and Technology. “With Embraer’s fourth-generation fly-by-wire technology and more than 25 patented innovations in the interior design and architecture, the Praetor 600 will ensure an industry-exclusive customer experience and raise their expectations of business jets.”

Leading the way, the Praetor 600 is an aircraft of many firsts, including the first super-midsize jet with full fly-by-wire technology, which powers turbulence reduction that not only makes every flight the smoothest but also the most efficient possible.

The Praetor 600 is now the farthest-flying super-midsize jet, able to make nonstop flights between Dubai and London, Paris and New York, São Paulo and Miami. With four passengers and NBAA IFR Reserves, the Praetor 600 has an intercontinental range of 4,018 nautical miles (7,441 km), with the highest payload capacity in its class, and at Mach 0.80, its range is 3,719 nm (6,887 km).

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Link to images: https://eej.imagerelay.com/sb/4a3b9449-50c4-4474-b2b3-98992333a5fc/first-praetor-600-delivery

Follow us on Twitter: @Embraer

About the Praetor 600

The Praetor 600 is the most disruptive and technologically advanced aircraft to enter the super-midsize category, delivering the ultimate customer experience with an unparalleled combination of performance, comfort and technology. The Praetor 600 will be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. With four passengers and NBAA IFR Reserves, the Praetor 600 will have an intercontinental range of 4,018 nautical miles (7,441 km), with the highest payload capacity in its class, and at Mach 0.80, its range is 3,719 nm (6,887 km).

Being the only super-midsize business jet with full fly-by-wire technology and turbulence reduction, passengers will enjoy the smoothest possible flight in a best-in-class 6-foot-tall flat-floor cabin, complemented by an unmatched 5,800-foot cabin altitude for ultimate passenger comfort. The Embraer DNA Design cabin includes eight fully reclining club seats which may be berthed into four beds for complete rest. The cabin includes a full service galley at the entrance, a rear private lavatory with a vacuum toilet and an in-flight-accessible baggage area. The total baggage space is the largest in the super-midsize category.

Advanced technology also abounds throughout the cabin beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. Air to ground Gogo AVANCE L5 connectivity is available for US operators. High-capacity, ultra high-speed connectivity for all aboard is available through Viasat’s Ka-band with speeds of up to 16Mbps and unlimited streaming, another industry-exclusive among midsize business jets. An optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options.

The Praetor 600 features the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high-resolution LCD displays, and paperless operations capability, with graphical flight planning and industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, and predictive wind shear radar capability, in addition to Jeppesen charts and maps as well as, an Inertial Reference System (IRS), a Synthetic Vision Guidance System (SVGS), and the Embraer Enhanced Vision System (E2VS) which features a Head-up Display (HUD) and an Enhanced Video System (EVS). The Praetor 600 is

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100 and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 500, the midsize Praetor 500 and super-midsize Praetor 600, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,300 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit executive.embraer.com.

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer